Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax

February 27, 2026

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Meghan Ryan and Ms. Melissa McDonough

Re:	Palmer Square Capital BDC Inc. (File No. 814-01334)

Dear Ms. Meghan Ryan and Ms. Melissa McDonough:

We are writing in response to your oral comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”) of Palmer Square Capital BDC Inc. (the “Company”). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Company’s future filings. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

1.	Comment: Please explain how the Company meets the requirements to categorize the Schedule of Investments by (i) type of investments (common stock, preferred stock, fixed income, government securities, warrants, short term securities, other investment companies, etc.), and (ii) the related industry, country or geographic location. See Regulation S-X, Rule 12-12, Footnote 2.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Schedule of Investments was categorized by the type of investment as required by Regulation S-X, Rule 12-12, Footnote 2. In the Company’s future filings (e.g., the Form 10-Q for the quarter ended March 31, 2026) the Schedule of Investments will be further categorized by the related industry, consistent with Regulation S-X, Rule 12-12, Footnote 2.

Palmer Square Capital BDC Inc. February 27, 2026 Page 2

2.	Comment: The Staff notes the disclosure of basic and diluted net investment income per common share on the Consolidated Statements of Operations. Please consider removing the disclosure of basic and diluted net investment income per common share from the Consolidated Statements of Operations pursuant to Accounting Standards Codification (“ASC”) 260-10-45.

Response: The Company respectfully acknowledges the Staff’s comment and confirms it will undertake to remove the disclosure referenced above from the face of the Consolidated Statements of Operations in future SEC filings.

3.	Comment: The Company discloses the weighted average yield on debt and income producing securities. Please also disclose the weighted average yield based on the total investments of the Company, not excluding non-income producing securities. This comment applies to any other areas that disclose a yield excluding non-income producing securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company excludes short-term investments from its weighted average yield calculation because the Company views its short-term investments as cash equivalents and because the Company believes that including such investments could result in a weighted average yield on income producing investments that is not representative of the Company’s investment portfolio generally. In addition, the Company notes that the weighted average yield on debt and income producing securities has significant value to stockholders in measuring comparative yields and credit risk.

Going forward, if the difference between the weighted average yield on the entire portfolio and the weighted average yield on its debt investments and income producing securities becomes material, the Company will disclose both the weighted average yield on the entire portfolio and the weighted average yield on its debt investments and income producing securities. In addition, the Company undertakes to revise its future SEC filings to clarify that (i) weighted average yield does not represent a return to stockholders and (ii) the percentage excludes short-term investments.

4.	Comment: Please confirm whether any of the loans in the Company’s investment portfolio are covenant-lite loans, the extent of the covenant-lite loans and if the risks are adequately disclosed in the Company’s prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff on a supplemental basis that a majority of the Company’s investment portfolio consists of investments that customarily might be considered “covenant-lite” loans. The Company believes the credit risks associated with its investments in covenant-lite loans are adequately disclosed in the Company’s prospectus and other SEC filings. Nevertheless, the Company undertakes to consider and, as appropriate, to add additional risk disclosures to its future SEC filings.

5.	Comment: Please confirm in correspondence that (1) there are no restricted securities held by the Company or (2) all disclosures required for restricted securities will be included in future reports. See Regulation S-X, Rule 12-12 Footnote 8.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company undertakes to include in future SEC reports a footnote to denote each investment in the Schedule of Investments that is a restricted security, in addition to any additional disclosures required in accordance with Rule 12-12 of Regulation S-X.

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Palmer Square Capital BDC Inc. February 27, 2026 Page 3

If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at (202) 261-3447 or by email at cynthia.beyea@dechert.com.

Sincerely,

/s/ Cynthia Beyea
Cynthia Beyea, Esq.

cc:	Harry S. Pangas, Dechert LLP
John D. Stanley, Dechert LLP
Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc.
Scott A. Betz, Palmer Square Capital BDC Inc.